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Exhibit 12.1

Computation of Ratio of Earnings to fixed charges and
Earnings to fixed charges and preferred dividends

($ in thousands, except ratios)

	For the Years Ended December 31,
	2010	2009	2008	2007		2006
Earnings:
Net income (loss) before equity in earnings from joint ventures and unconsolidated subsidiaries and other items	$(259,433)	$(793,327)	$(328,335)	$104,354		$231,165
Add: Fixed charges as calculated below	349,041	485,624	671,304	635,277		433,609
Add: Distributions of earnings of joint ventures	32,650	36,766	48,196	49,486		13,276
Less: Capitalized interest	(466)	(263)	(2,501)	(3,994)		(1,917)

Total earnings	$121,792	$(271,200)	$388,664	$785,123		$676,133
Fixed charges:
Interest expense(1)	$346,500	$481,116	$666,706	$629,272		$429,807
Add: Capitalized interest	466	263	2,501	3,994		1,917
Implied interest component on the company's rent obligations	2,075	4,245	2,097	2,011		1,885

Fixed charges	$349,041	$485,624	$671,304	$635,277		$433,609
Preferred dividends	42,320	42,320	42,320	42,320		42,320

Fixed charges and preferred dividends	$391,361	$527,944	$713,624	$677,597		$475,929
Earnings to fixed charges(2)	—	—	—	1.2	x	1.6	x
Earnings to fixed charges and preferred dividends(2)	—	—	—	1.2	x	1.4	x

Explanatory Notes:

(1)
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, interest expense includes $30,515, $66,876, $47,995, $18,554, and $19,327, respectively, of interest expense reclassified to discontinued operations.

(2)
For the years ended December 31, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by $227,249, $756,824 and $282,640, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $269,569, $799,144 and $324,960, respectively.

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  Exhibit 12.1
Computation of Ratio of Earnings to fixed charges and Earnings to fixed charges and preferred dividends ($ in thousands, except ratios)